Functional Brands Inc.

6400 SW Rosewood Street

Lake Oswego, OR 97035

January 8, 2025

Gary Newberry

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gary Newberry, Vanessa Robertson, Daniel Crawford and Laura Crotty

Re:	Functional Brands Inc. Amendment No. 6 to Draft Registration Statement on Form S-1
Submitted on December 6, 2024
CIK No. 0001837254

Ladies and Gentlemen:

By letter dated December 19, 2024, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Functional Brands Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Draft Registration Statement on Form S-1 submitted December 6, 2024. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

Amendment No. 6 to Draft Registration Statement on Form S-1

Cover Page

1. We note the Cover Page of your Resale Prospectus states “[w]e intend to apply to list our common stock on the Chicago Board Options Exchange (“NASDAQ”), under the symbol “FBIC”.” However, the Cover Page of the Public Offering Prospectus states the following: “We intend to apply to list our common stock on the Nasdaq Capital Market (“NASDAQ”), under the symbol “FBIC”.” Please reconcile.

Response: The Company will apply to list its common stock on Nasdaq and has revised the disclosure accordingly.

Principal Shareholders

2. We note your response to prior comment 1. Please revise your Principal Shareholders table to reflect HOC’s ownership interest in your company or otherwise advise.

Response: The Company has revised the Principal Shareholders table to reflect HOC’s ownership interest.

Exhibits

3. We note your response to prior comment 23 and reissue, as Exhibit 10.18 is not in the proper text-searchable format. See Item 301 of Regulation S-T.

Response: The Company has refiled Exhibit 10.18 in the proper text-searchable format.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Eric Gripentrog
Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035